SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 17, 2014
Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference are the following documents:

1.	The Registrant's Notice of Annual General Meeting of Shareholders to be held on July 15, 2014.
2.	Proxy card for use in connection with the Registrant's Annual General Meeting of Shareholders to be held on July 15, 2014.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351) and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

	By:	/s/ Hugo Goldman
Name: Hugo Goldman
Date: June 17, 2014		Title: Chief Financial Officer

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, July 15, 2014 at 3:00 p.m. Israel local time (the "Meeting").

    As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to:  (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2014 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Dr. Shimon Eckhouse, whose current term as director expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected; (3) approve the 2014 Israeli Stock Incentive Plan; (4) approve the 2014 U.S. Stock Incentive Plan; and (5) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible.

Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board

June 17, 2014

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 15, 2014

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, July 15, 2014 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.                Approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2014 fiscal year and for an additional period until the next Annual General Meeting;

2.                 Re-elect Mr. Shimon Eckhouse, whose current term as director expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected;

3.                Approve the 2014 Israeli Stock Incentive Plan;

4.                Approve the 2014 U.S. Stock Incentive Plan; and

5.                Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2013, pursuant to the provisions of the Israel Companies Law (5759–1999).

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), on Tuesday, June 10, 2014 will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. Hugo Golman
Chief Financial Officer
Yokneam Illit, Israel
June 17, 2014

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Hugo Goldman, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 15, 2014

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, July 15, 2014 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2014 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Mr. Shimon Eckhouse, whose current term as director expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected;  (3) approve the  2014 Israeli Stock Incentive Plan; (4) approve the 2014  U.S. Stock Incentive Plan; and (4) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is June 17, 2014. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, our telephone number there is +972 (73) 244-2200 and our fax number is +972 (73) 244-2202.

Record Date, Quorum and Voting

June 10, 2014 has been set as the record date for the Annual General Meeting. Only shareholders of record on June 10, 2014, will be entitled to notice of and to vote at the Annual General Meeting. On June 10, 2014, 36,669,392 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

 The affirmative vote of at least a majority of the votes of shareholders present and voting on each matter in person or by proxy is required to constitute approval of Proposals One, Two, Three and Four.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting rights of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to July 22, 2014, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Votes that are withheld and broker non-votes will be excluded entirely from the vote.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before July 13, 2014 at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Hugo Goldman, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel or by faxing the Position Statement to the Company's offices, c/o Mr. Hugo Goldman at +972 (73) 244-2202. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than June 20, 2014.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. In addition, the Company has retained Alliance Advisors, a proxy solicitation firm, to solicit proxies on its behalf. The Company has agreed to pay Alliance Advisors a fee of $8,500 plus disbursements for its services and other fees upon approval of related services by the Company, in addition to reimbursement of all out-of-pocket expenses.  In addition, brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israel Companies Law (5759–1999) (the "Companies Law").

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2014 FISCAL YEAR AND AN ADDITIONAL PERIOD
UNTIL THE NEXTANNUAL GENERAL MEETING

In accordance with the Israel Companies Law (5759–1999), the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2014 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees of the independent auditor, and thereafter the Board of Directors approves such fees.

Information regarding fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the Company’s fiscal year ending December 31, 2014 and for an additional period until the next Annual General Meeting, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

RE-ELECT DR. SHIMON ECKHOUSE AS A MEMBER OF THE BOARD OF DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israel Companies Law (5759–1999)). At every Annual General Meeting, one class of directors is elected to hold office until the end of the third Annual General Meeting following the election, and so the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the third class, currently consisting of Dr. Shimon Eckhouse, will expire. Dr. Eckhouse was last elected as a Class III director to a three-year term at our Annual General Meeting held in 2011.  Dr. Eckhouse also serves as the Chairman of the Board of Directors of the Company.

    Dr. Shimon Eckhouse was appointed Chairman of the Board of Directors on February 18, 2014 after serving as CEO since April 17, 2013. Dr. Eckhouse is an uncle of Amit Meridor, our current CEO. Prior to Dr. Eckhouse's appointment as CEO, Dr. Eckhouse served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is also the chairman of the board of several private companies, including OrSense Ltd., CardioDex Ltd., Tulip Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd. and C3D Ltd., and a director of NanoCyte Ltd., a private company. In 2013, Dr. Eckhouse founded and currently chairs Alon MedTech Ventures Ltd., which is dedicated to the incubation of start-up companies in the medical technology field.  Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

    Under terms approved by shareholders on August 28, 2006, Dr. Eckhouse receives a monthly retainer of $20,750 (plus value-added tax) for his services as Chairman of the Board.

Dr. Eckhouse has attested to the Board of Directors of the Company and to the Company that he meets all the requirements in connection with the election of directors under the Israel Companies Law (5759–1999), per the statement substantially in the form attached hereto as Appendix A. The Company has been advised by Dr, Eckhouse that he is willing to be named as a director nominee herein and is willing to serve as a director if elected. However, if Dr. Eckhouse should be unable to serve as a director, the enclosed proxy will be voted FOR a substitute nominee selected by the Board of Directors.

The Nominating and Governance Committee and Board of Directors have recommended to re-elect Dr. Eckhouse as a Class III director, to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Dr. Shimon Eckhouse be re-elected as a Class III director, to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until his successor has been duly elected."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-election of Dr. Eckhouse.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 3

APPROVAL OF THE 2014 ISRAELI STOCK INCENTIVE PLAN

In July 2004, the Company’s shareholders approved the 2004 Israel Stock Option Plan and the 2004 Stock Incentive Plan (collectively, the "2004 Stock Incentive Plans"), each of which was valid for 10 years from the date of shareholder approval, which will expire in July 2014.  Following recommendation by the Company’s Compensation Committee, which is the administrator of the Company’s equity compensation plans, the Board of Directors approved a 2014 Israeli Stock Incentive Plan for Israel and abroad, and a new 2014 U.S. Stock Incentive Plan for the U.S., Canada and abroad (together, the “2014 Stock Incentive Plans”).

Both 2014 Stock Incentive Plans, which have similar provisions and draw from the same pool of available shares in order to make equity incentive awards, are designed to assist the Company in attracting and retaining directors, officers and employees, as well as to provide incentives to other key service providers ("Eligible Persons") of outstanding ability and to promote the alignment of their interests with those of the stockholders of the Company.  Competition in our industry for such individuals is intense both in the U.S. and globally and, accordingly, compensation packages typically include stock option awards in addition to salary and other benefits.  The Company believes that the 2014 Stock Incentive Plans will facilitate the Company’s process of recruiting and retaining Eligible Persons of outstanding ability.

While the Company believes that the adoption of the 2014 Stock Incentive Plans is critical to recruiting and retaining qualified individuals, the Company is sensitive to the issue of shareholder dilution and has put forward several mechanisms in order to reduce shareholder dilution, as follows:

•
The number of shares proposed to be available for issuance under the 2014 Stock Option Plans, 2,000,000 shares, is substantially less than the 3,648,869 shares that remain unissued under the 2004 Stock Incentive Plans.

•
The "evergreen" provision in the 2004 Stock Incentive Plans, pursuant to which additional shares were automatically available for issuance under such plans on an annual basis, has been omitted from the 2014 Stock Incentive Plans.  Accordingly, the number of shares available for issuance under the 2014 Stock Incentive Plans will not increase without additional shareholder approval.

•	Currently outstanding options that will expire under the 2004 Stock Incentive Plans will no longer be available for grant in the future.

In addition, based on our review of information obtained regarding several of our competitors, we believe that the dilution resulting from the number of outstanding options and number of shares available for issuance under the incentive plans of several of our competitors is, on average, higher than the dilution resulting from the number of outstanding Company options and the Company’s 2014 Stock Incentive Plans.

Below is a description of the proposed 2014 Israeli Stock Incentive Plan.  The form of the proposed 2014 Israeli Stock Incentive Plan is attached hereto as Appendix B, and the description of the plan provided herein is qualified in its entirety by reference to the full text of such plan.

If approved by shareholders, the 2014 Israeli Stock Incentive Plan will replace the 2004 Israel Stock Option Plan, and no further awards will be granted under such 2004 plan.

The maximum number of shares as to which stock options and stock awards may be granted under the 2014 Israeli Stock Incentive Plan is 2,000,000 shares less any shares subject to awards under the 2014 U.S. Stock Incentive Plan.  The term of each stock option will not exceed 10 years.  If any option or other award under the 2014 Stock Incentive Plans expires or is terminated, surrendered, or forfeited, the unused shares covered by such option or award (other than any shares that are withheld (or delivered) to pay the exercise price of an option or withholding taxes for the awards) will again be available for grant under the 2014 Stock Incentive Plans.

The Company’s Compensation Committee administers the 2014 Israeli Stock Incentive Plan and has authority, in its discretion, to grant awards to Eligible Persons and to establish the terms (which terms need not be identical) of all such awards, including without limitation the exercise price of options, the number of shares covered by such awards,  any exceptions to non-transferability, any performance goals applicable to such awards, any provisions relating to vesting, the periods during which options may be exercised and restrictions on any restricted stock awards.  In making these determinations, the Compensation Committee may take into account the nature of the services rendered or to be rendered by award recipients, their present and potential contributions to the success of the Company, and such other factors as the Compensation Committee in its discretion deems relevant.

Description of the 2014 Israeli Stock Incentive Plan

The following is a summary of the key features of the 2014 Israeli Stock Incentive Plan:

Types of Awards. The 2014 Israeli Stock Incentive Plan provides for the grant of stock options, restricted stock awards, restricted stock unit awards, performance awards, and other stock-based awards (collectively, “Awards”).

Stock Options. In connection with a grant of options, grantees receive the right to purchase a specified number of ordinary shares at a specified option exercise price, vesting schedule, and other terms and conditions as are specified by the Compensation Committee.  An option may be exercised by delivering to the Company a notice of the exercise, accompanied by the applicable payment.  Payment may be by cash, delivery of ordinary shares, or by directing the Company to withhold from the shares to be issued upon exercise of the option a number of shares having a fair market value not in excess of the aggregate exercise price of the option. The vesting of option awards can be time-based or subject to the achievement of specified performance goals.  The option agreements that grantees sign with the Company generally provide that options may only be exercised while the grantee is in our service or employ, and will expire 90 days after termination of such service or employment, except for termination due to cause, death or disability. Termination for cause results in expiration of the option upon the termination date. Termination due to death or disability allows, in general, for the option to be exercised for 12 months, but in no event after the option’s stated final expiration date.

Restricted Stock Awards.  Restricted stock awards entitle grantees to acquire ordinary shares subject to an agreement specifying the terms and conditions of the award.  Restricted stock consists of shares that are restricted as to transfer, subject to forfeiture and/or re-purchase, and subject to other specified terms and conditions, including without limitation for the lapse of such transfer restrictions or forfeiture provisions to be contingent upon the achievement of one or more specified performance goals.

Restricted Stock Unit Awards.  Restricted stock unit awards entitle grantees to acquire ordinary shares at such times and under such terms and conditions as the Compensation Committee may specify, including without limitation upon the achievement of one or more specified performance goals.

Performance Awards.  Performance awards provide for the payment of cash or issuance of shares to a grantee contingent upon the attainment of one or more specified performance goals and subject to such other terms and conditions as the Compensation Committee may specify.

Dividends and Dividend Equivalents.  The terms of an Award may provide an Eligible Person with the right, subject to such terms and conditions as the Compensation Committee may specify, to receive dividend payments or dividend equivalent payments with respect to shares covered by an Award.  Such payments may either be made currently or credited to an account established for the grantee, and may be settled in cash or shares, as determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may in its discretion grant stock-based awards of a type other than those otherwise provided for in the 2014 Israeli Stock Incentive Plan, including the issuance or offer for sale of unrestricted shares.

Grantee Eligibility.  All officers, directors, employees and key service providers (including agents, consultants, advisers and independent contractors) of Syneron Medical Ltd. or its subsidiaries are eligible to receive Awards under the 2014 Israeli Stock Incentive Plan, although the Company intends to utilize the 2014 Israeli Stock Incentive Plan to make Awards in Israel and in other foreign jurisdictions where it is advantageous to the Company and Eligible Persons to do so.

Amendment or Termination. The Board of Directors may at any time amend or terminate the 2014 Israeli Stock Incentive Plan, however, (1) shareholders must approve any amendments that require shareholder approval under applicable law; and (2) grantees must approve any amendments that would adversely affect the grantee rights or obligations under any Award previously granted.

Modification; Substitution of Awards.  The Compensation Committee may modify the terms of any outstanding Awards.

Term of Plan.  The 2014 Israeli Stock Incentive Plan shall expire on June 9, 2024.

Capital Events and Adjustments; Certain Transactions. In the event of any change in the Company’s outstanding ordinary shares by reason of any stock dividend, stock split, reverse stock split, spin-off, recapitalization, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Compensation Committee shall provide for a substitution for or adjustment in (a) the number and class of securities subject to outstanding Awards or the type of consideration to be received upon the exercise or vesting of outstanding Awards, (b) the exercise price of options, and (c) the aggregate number and class of shares for which Awards thereafter may be granted under the 2014 Israeli Stock Incentive Plan. In the event of (a) a merger or consolidation involving the Company or (b) any sale, disposition or exchange of at least 50% of the Company’s outstanding securities or all or all or substantially all of the Company’s assets, the Compensation Committee is authorized to make such adjustments to outstanding Awards and may, in its discretion, cause any Award granted hereunder (i) to vest in whole or in part, (ii) to be assumed or continued by any successor or acquiring entity, and/or (iii) to be canceled, in whole or in part, in consideration of a payment equal to the fair value of the canceled portion of the Award. The Compensation Committee need not take the same action with respect to all Awards or grantees, and may take different actions with respect to vested and unvested portions of an Award.

Section 102 Awards. Under the 2014 Israeli Stock Incentive Plan, options and restricted stock awards may be granted to employees, directors and key service providers of Syneron Medical Ltd. or any of its subsidiaries pursuant to the provisions of Section 102 of the Israel Tax Ordinance (New Version) 1961. Section 102 is designed to afford qualified recipients with specified favorable tax treatment in Israel.

Foreign Employees:  The Compensation Committee may grant Awards to Eligible Persons who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the 2014 Israeli Incentive Plan as may in the judgment of the Compensation Committee be necessary or desirable to foster and promote achievement of the purposes of the plan.  The Compensation Committee may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or any affiliate operates or has employees.  In general, foreign employees are not entitled to the favorable tax treatment under Section 102 of the Israel Tax Ordinance (New Version) 1961.

The Compensation Committee and Board of Directors have recommended that shareholders approve the 2014 Israeli Stock Incentive Plan.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the 2014 Israeli Stock Incentive Plan substantially in the form as set out in Appendix B to this Proxy Statement."

PROPOSAL NO. 4

APPROVAL OF THE 2014 U.S. STOCK INCENTIVE PLAN

In July 2004, the Company’s shareholders approved the 2004 Israel Stock Option Plan and the 2004 Stock Incentive Plan, each of which was valid for 10 years from the date of shareholder approval, which will expire in July 2014.  Following recommendation by the Company’s Compensation Committee, which is the administrator of the Company’s equity compensation plans, the Board of Directors approved a 2014 Israeli Stock Incentive Plan for Israel and abroad and a new 2014 U.S. Stock Incentive Plan for the U.S., Canada and abroad (together, the “2014 Stock Incentive Plans”).

Both 2014 Stock Incentive Plans, which have similar provisions and draw from the same pool of available shares in order to make equity incentive awards, are designed to assist the Company in attracting and retaining directors, officers and employees, as well as to provide incentives to other key service providers ("Eligible Persons") of outstanding ability and to promote the alignment of their interests with those of the stockholders of the Company.

Below is a description of the proposed 2014 U.S. Stock Incentive Plan.  The form of the proposed 2014 U.S. Stock Incentive Plan is attached hereto as Appendix C, and the description of the plan provided herein is qualified in its entirety by reference to the full text of such plan.

If approved by shareholders, the 2014 U.S. Stock Incentive Plan will replace the 2004 Stock Incentive Plan, and no further awards will be granted under such 2004 plan.

The maximum number of shares as to which stock options and stock awards may be granted under the 2014 U.S. Stock Incentive Plan is 2,000,000 shares less any shares subject to awards under the 2014 Israeli Stock Incentive Plan. The term of each stock option will not exceed 10 years.  If any option or other award expires or is terminated, surrendered, or forfeited, the unused shares covered by such option or award (other than any shares that are withheld (or delivered) to pay the exercise price of an option or withholding taxes for the awards) will not be available for grant under the 2014 Stock Incentive Plans.

The Company’s Compensation Committee administers the 2014 U.S. Stock Incentive Plan and has authority, in its discretion, to grant awards to Eligible Persons and to establish the terms (which terms need not be identical) of all such awards, including without limitation the exercise price of options,  the number of shares covered by such awards,  any exceptions to non-transferability, any performance goals applicable to such awards, any provisions relating to vesting, the periods during which options may be exercised and restrictions on any restricted stock awards.  In making these determinations, the Compensation Committee may take into account the nature of the services rendered or to be rendered by award recipients, their present and potential contributions to the success of the Company, and such other factors as the Compensation Committee in its discretion deems relevant.

Description of the 2014 U.S. Stock Incentive Plan

The following is a summary of the key features of the 2014 U.S. Stock Incentive Plan:

Types of Awards. The 2014 U.S. Stock Incentive Plan provides for the grant of stock options  restricted stock awards, restricted stock unit awards, performance awards, and other stock-based awards (collectively, “Awards”).

Stock Options. Grantees receive the right to purchase a specified number of ordinary shares at a specified option exercise price, vesting schedule, and other terms and conditions as are specified by the Compensation Committee in connection with the option grant.  Options can be either incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (“ISO”), or non-qualified non-ISO stock options.  In general, the exercise price of an option granted under the 2014 U.S. Stock Incentive Plan shall not be less than 100% of the fair market value of a share on the date of grant.  Options may be exercised by delivering to the Company a notice of the exercise, accompanied by the applicable payment.  Payment may be by cash, delivery of ordinary shares, or by directing the Company to withhold from the shares to be issued upon exercise of the option a number of shares having a fair market value not in excess of the aggregate exercise price of the option. The vesting of option awards can be time-based or subject to the achievement of specified performance goals.  Options may generally only be exercised while the grantee is in our service or employ, and expire 90 days after termination of such service or employment, except for termination due to cause, death or disability. Termination due to death or disability allows, in general, for the option to be exercised for the exercise period specified in the participant’s option agreement with the Company.

Restricted Stock Awards.  Restricted stock awards entitle grantees to acquire ordinary shares subject to an agreement specifying the terms and conditions of the award.  Restricted stock consists of shares that are restricted as to transfer, subject to forfeiture and/or re-purchase, and subject to other specified terms and conditions, including without limitation for the lapse of such transfer restrictions or forfeiture provisions to be contingent upon the achievement of one or more specified performance goals.

Restricted Stock Unit Awards.  Restricted stock unit awards entitle grantees to acquire ordinary shares at such times and under such other terms and conditions as the Compensation Committee may specify, including without limitation, upon the achievement of one or more specified performance goals.

Performance Awards.  Performance awards provide for the payment of cash or issuance of shares to a grantee contingent upon the attainment of one or more specified performance goals and subject to such other terms and conditions as the Compensation Committee may specify.

Dividends and Dividend Equivalents.  The terms of an Award may provide an Eligible Person with the right, subject to such terms and conditions as the Compensation Committee may specify, to receive dividend payments or dividend equivalent payments with respect to shares covered by an Award.  Such payments may either be made currently or credited to an account established for the grantee, and may be settled in cash or shares, as determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may in its discretion grant stock-based awards of a type other than those otherwise provided for in the 2014 U.S. Stock Incentive Plan, including the issuance or offer for sale of unrestricted shares.

Grantee Eligibility.  All officers, directors, employees and key service providers (including agents, consultants, advisers and independent contractors) of Syneron Medical Ltd. or its subsidiaries are eligible to receive Awards under the 2014 U.S. Stock Incentive Plan, although it the Company intends to utilize the 2014 U.S. Stock Incentive Plan to make Awards in the U.S. and Canada and other foreign jurisdictions where it is advantageous to the Company and Eligible Persons to do so.  Subject to certain adjustments, the maximum number of shares with respect to which an Eligible Person may be granted Awards under the 2014 U.S. Stock Incentive Plan during any calendar year is 250,000.

Amendment or Termination. The Board of Directors may at any time amend or terminate the 2014 U.S. Stock Incentive Plan, however, (1) shareholders must approve any amendments that require shareholder approval under applicable law; and (2) grantees must approve any amendments that would adversely affect the grantee rights or obligations under any Award previously granted.

Modification; Substitution of Awards.  The Compensation Committee may modify the terms of any outstanding Awards; however, except for certain capital events and transactions as further described in the 2014 U.S. Stock Incentive Plan: (1) options may not be modified to reduce the exercise price of options, nor (2) cancelled or surrendered in consideration for the grant of new options with a lower exercise price.

Term of Plan.  The 2014 U.S. Stock Incentive Plan shall expire on June 9, 2024.

Capital Events and Adjustments; Certain Transactions. In the event of any change in the Company’s outstanding ordinary shares by reason of any stock dividend, stock split, reverse stock split, spin-off, recapitalization, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Compensation Committee shall provide for a substitution for or adjustment in (a) the number and class of securities subject to outstanding Awards or the type of consideration to be received upon the exercise or vesting of outstanding Awards, (b) the exercise price of options, (c) the aggregate number and class of shares for which Awards thereafter may be granted under the 2014 U.S. Stock Incentive Plan and (d) the maximum number of shares with respect to which an employee may be granted Awards.  In the event of (a) a merger or consolidation involving the Company or (b) any sale, disposition or exchange of at least 50% of the Company’s outstanding securities or all or all or substantially all of the Company’s assets, the Compensation Committee is authorized to make such adjustments to outstanding Awards and may, in its discretion, cause any Award granted hereunder (i) to vest in whole or in part, (ii) to be assumed or continued by any successor or acquiring entity, and/or (iii) to be canceled, in whole or in part, in consideration of a payment  equal to the fair value of the canceled portion of the Award. The Compensation Committee need not take the same action with respect to all Awards or grantees, and may take different actions with respect to vested and unvested portions of an Award.

Foreign Employees:  The Compensation Committee may grant Awards to Eligible Persons who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the 2014 U.S. Stock Incentive Plan as may in the judgment of the Compensation Committee be necessary or desirable to foster and promote achievement of the purposes of the plan.  The Compensation Committee may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or any affiliate operates or has employees.

The Compensation Committee and Board of Directors have recommended that shareholders approve the 2014 U.S. Stock Incentive Plan.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the 2014 U.S. Stock Incentive Plan substantially in the form as set out in Appendix C to this Proxy Statement.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Appendix A Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Syneron Medical Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law, 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________
_________________

1  As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law, 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.
2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.
3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2

Appendix B

SYNERON MEDICAL LTD.
2014 ISRAELI STOCK INCENTIVE PLAN

1.      Definitions.  In the Plan, except where the context otherwise indicates, the following definitions shall apply:

1.1.             “3(i) Award” means an Award that is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is NOT an Eligible 102 Participant.

1.2.             “102 Capital Gains Track” means the tax track set forth in Section 102(b)(2) or Section 102(b)(3) of the ITO, as the case may be.

1.3.             “102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the beneficial tax treatment under the 102 Capital Gains Track.

1.4.             “102 Earned Income Track” means the tax track set forth in Section 102(b)(1) of the ITO.

1.5.             “102 Earned Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Earned Income Track.

1.6.             “102 Trustee Grant” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Participant, and includes 102 Capital Gains Track Grants or 102 Earned Income Track Grants.

1.7.             “Affiliate” means an "employing company" within the meaning of Section 102(a) of the ITO.

1.8.             “Agreement” means an agreement or other document evidencing an Award.  An Agreement may be in written or such other form as the Committee may specify in its discretion, and the Committee may, but need not, require a Participant to sign an Agreement.

1.9.             “Award” means a grant of an Option, Restricted Stock, Restricted Stock Unit, a Performance Award or an Other Stock-Based Award.

1.10.           “Board” means the Board of Directors of the Company.

1.11.           “Committee” means the Compensation Committee of the Board or such other committee(s) the Board appoints to administer the Plan or to make and/or administer specific Awards hereunder.  If no such appointment is in effect at any time, “Committee” shall mean the Board.  Notwithstanding the foregoing, “Committee” means the Board for purposes of granting Awards to members of the Board who are not Employees, and administering the Plan with respect to those Awards, unless the Board determines otherwise.

1.12.           “Company” means  Syneron Medical, Ltd., and any successor thereto.

1.13.           “Controlling Shareholder” as defined under Section 32(9) of the ITO, means an individual who prior to the grant of an Award or as a result of the exercise or vesting of any Award, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO) (i) 10% or more of the outstanding share capital of the Company, (ii) 10% or more of the voting power of the Company, (iii) the right to hold or purchase 10% or more of the outstanding equity or voting power, (iv) the right to obtain 10% or more of the “profit” of the Company (as defined in the ITO), or (v) the right to appoint a director of  the Company.

1.14.           “Date of Exercise” means the date on which the Company receives notice of the exercise of an Option in accordance with Section 8.1.

1.15.           “Date of Grant” means the date on which an Award is granted under the Plan. With respect to a 102 Trustee Grant, the Date of Grant shall be determined as provided in Section 4.1.

1.16.           “Election” means the Company’s election of the type (i.e., between 102 Capital Gains Track or 102 Earned Income Track) of 102 Trustee Grants that it will make under the Plan, as filed with the ITA.

1.17.           “Eligible Person” means (i) selected Employees, officers and directors of the Company or an Affiliate, and (ii) selected non-employee agents, consultants, advisers and independent contractors of the Company, or any Affiliate, to whom Awards shall be made under the Plan by the Board or the Committee (if applicable).

1.18.           “Eligible 102 Participant” means an individual Employee or an individual who is serving as a director of the Company or an Affiliate, who is not a Controlling Shareholder.

1.19.           “Employee” means any person who the Committee determines to be an employee of the Company or an Affiliate.

1.20.           “Exercise Price” means the price per Share at which an Option may be exercised.

1.21.           “Fair Market Value” means, as of any date on which the Shares are listed or quoted on a securities exchange or quotation system, and except as otherwise determined by the Committee, the closing sale price of a Share as reported on such securities exchange or quotation system as of the relevant date, and if the Shares are not listed or quoted on a securities exchange or quotation system, then an amount equal to the then fair market value of a Share as determined by the Committee pursuant to a reasonable method adopted in good faith for such purpose.

1.22.           “ITA” means the Israeli Tax Authority.

1.23.           “ITO” means the Israeli Income Tax Ordinance (New Version), 1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Section 102 Rules, and any ruling issued by the ITA with respect to the Plan, all as may be amended from time to time.

1.24.           “Non-Trustee Grant” means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

1.25.           “Option” means an option to purchase Shares.

1.26.           “Ordinary Shares” means the Company’s ordinary shares, no par value.

1.27.           “Other Stock-Based Award” means an Award granted pursuant to Section 13.

1.28.           “Participant” means an Eligible Person who has been granted an Award hereunder.

1.29.           “Performance Award” means a performance award granted pursuant to Section 11.

1.30.           “Performance Goals” means performance goals established by the Committee which may be based on earnings or earnings growth, sales, revenues, expenses (including plant costs and sales and general administrative expenses), return on assets, cash flow, total shareholder return, equity or investment, regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, implementation or completion of one or more projects or transactions (including mergers, acquisitions, dispositions, and restructurings), working capital, or any other objective goals the Committee establishes, and which may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated.  Performance Goals may be particular to an Eligible Person or the department, branch, Affiliate, or division in which the Eligible Person works, or may be based on the performance of the Company, one or more Affiliates, or the Company and one or more Affiliates, and may cover such period as may be specified by the Committee.

1.31.           “Plan” means this Syneron Medical, Ltd. 2013 Israeli Stock Incentive Plan, as amended from time to time.

1.32.           “Required Holding Period” means the requisite period prescribed by Section 102 and the ITO Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Award granted by the Company and the Shares issued upon the exercise or vesting of the Award must be held by the Trustee for the benefit of the person to whom it was granted.

1.33.           “Restricted Stock” means Shares granted pursuant to Section 9.

1.34.           “Restricted Stock Units” means an Award providing for the contingent grant of Shares (or the cash equivalent thereof) pursuant to Section 10.

1.35.           “Section 102” means the provisions of Section 102 of the ITO, as amended from time to time.

1.36.           “Section 102 Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees) 5763-2003.

1.37.           “Share” means an Ordinary Share.

1.38.           “Trustee” means a person or entity designated by the Board or the Committee (if applicable)  to serve as a trustee and/or supervising trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

1.39.           “Trust Agreement” means the agreement(s) between the Company and the Trustee regarding Award granted under this Plan, as in effect from time to time.

Unless the context expressly requires the contrary, references in the Plan to (a) the term “Section” refers to the sections of the Plan, and (b) the word “including” means “including (without limitation).”

2.      Purpose.  The Plan is intended to assist the Company and its Affiliates in attracting and retaining Eligible Persons of outstanding ability and to promote the alignment of their interests with those of the stockholders of the Company and the stockholders of its Affiliates.

3.      Types of Grants and Section 102 Election.

3.1              Grants of Award made pursuant to Section 102 shall be made pursuant to either (a) Section 102(b)(2) or Section 102(b)(3) of the ITO, as the case may be,  as 102 Capital Gains Track Grants, or (b) Section 102(b)(1) of the ITO as 102 Earned Income Track Grants.  The Company’s Election regarding the type of 102 Trustee Grant it elects to make shall be filed with the ITA. Once the Company has filed such Election, it may change the type of 102 Trustee Grant that it elects to make only after the lapse of at least 12 months from the end of the calendar year during which the first Award was made pursuant to the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2              Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Plan. Eligible Persons who are not Eligible 102 Participants may be granted only 3(i) Awards under this Plan.

3.3              No 102 Trustee Grants may be made effective pursuant to this Plan before the lapse of 30 days after the requisite filings required by the ITO and the Section 102 Rules have been filed with the ITA.

3.4              The Agreement or documents evidencing the Award granted or Shares issued pursuant to the Plan shall indicate whether the Award is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the Award is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant.

4.      Terms And Conditions of 102 Trustee Grants.

4.1              Each 102 Trustee Grant will be deemed granted on the date stated in a written notice by the Company, in accordance with the provisions of Section 102 and the Trust Agreement.

4.2              Each 102 Trustee Grant granted to an Eligible 102 Participant shall be deposited with and held by the Trustee, and each certificate for Shares acquired pursuant to a 102 Trustee Grant shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Eligible 102 Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Award and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO; or (ii) the Trustee and/or the Company withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Award or Shares issued thereunder and held by it prior to the full payment of the Eligible 102 Participant 's tax liabilities.

4.3              Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, or any Agreement that is not consistent therewith. Any provision of the ITO and any approvals by the ITA not expressly specified in this Plan or any document evidencing a grant that are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant, who is granted a 102 Trustee Grant shall comply with the ITO and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Section 102 Rules. Furthermore, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4              During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Award, Shares and other securities subsequently received following any realization of rights derived from Award or Shares (including share dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing and subject to Section 22.3 of the Plan, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Award, Shares and other securities to a designated third party, provided that both of the following conditions have been satisfied prior to such transfer: (i)  all taxes required to be paid upon the release and transfer of the Award, Shares and other securities have been withheld for transfer to the ITA; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been satisfied according to the terms of the Company’s corporate documents, the Plan, any applicable agreement and any applicable law. To avoid any doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Section 102 Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5              In the event a share dividend is declared and/or additional rights are granted with respect to Shares which were issued upon an exercise or vesting of an Award granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such stock dividend and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on an Award or Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

4.6              If an Award granted as a 102 Trustee Grant is exercised or vests during the Required Holding Period, the Shares issued upon such exercise or vesting shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant. If such Shares are issued after the Required Holding Period has lapsed, the Shares issued upon such exercise or vesting shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee or (ii) be transferred to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan and pays all taxes which apply on the Share or to such transfer of Shares.

4.7              To avoid any doubt, notwithstanding anything to the contrary in the Plan, no grant qualifying as a 102 Trustee Grant shall be substituted for payment in cash or any other form of consideration, including an Award or Shares, in the absence of the explicit approval of the ITA in an advance tax ruling for such substitution.

5.      Administration.  The Committee shall administer the Plan and shall have plenary authority, in its discretion, to grant Awards to Eligible Persons, subject to the provisions of the Plan and applicable law.  The Committee shall have plenary authority and discretion, subject to the provisions of the Plan and applicable law, to determine the Eligible Persons to whom it grants Awards, the terms (which terms need not be identical) of all Awards, including without limitation, the Exercise Price of Options, the time or times at which Awards are granted, the number of Shares covered by Awards,  any exceptions to nontransferability, any Performance Goals applicable to Awards, any provisions relating to vesting, and the periods during which Options may be exercised and Restricted Stock shall be subject to restrictions.  In making these determinations, the Committee may take into account the nature of the services rendered or to be rendered by Award recipients, their present and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee in its discretion shall deem relevant.  Subject to the provisions of the Plan, the Committee shall have plenary authority and discretion to interpret the Plan and Agreements, prescribe, amend and rescind rules and regulations relating to them, and make all other determinations deemed necessary or advisable for the administration of the Plan and Awards granted hereunder subject to the requirement of applicable law.  The determinations of the Committee on the matters referred to in this Section 5 shall be binding and final.  The Committee may delegate its authority under this Section 5 and the terms of the Plan to such extent it deems desirable and is consistent with the requirements of applicable law.

6.      Eligibility.  Awards may be granted only to Eligible Persons.  .

7.      Stock Subject to Plan.

                7.1.              Subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall equal (i) the number of Shares that, as of the effective date of this Plan, have been reserved but not issued pursuant to any awards granted under the Company's 2004 Israeli Stock Incentive Plan (the "2004 Israeli Plan") and are not subject to any awards granted thereunder, and (ii) any Shares subject to awards granted under the 2004 Israeli Plan that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 2004 Israeli Plan that are forfeited to the Company, provided that the  maximum number of Shares to be added to the Plan pursuant to clauses (i) and (ii) shall equal two million (2,000,000) Shares; and provided further, that this number shall be reduced by the number of Shares subject to awards under the Syneron Medical, Ltd. 2014 Stock Incentive Plan (the “US Plan”) such that, in no event, shall more than two million (2,000,000) Shares be issued under the Plan and the US Plan in the aggregate. Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been, or may be, reacquired by the Company in the open market, in private transactions, or otherwise.

7.2.             If an Option expires or terminates for any reason without having been fully exercised, if shares of Restricted Stock are forfeited, or if Shares covered by an Award are not issued or are forfeited, the unissued or forfeited Shares that had been subject to the Award shall be available for the grant of additional Awards; provided, however, that in the case of Shares that are withheld (or delivered) to pay the Exercise Price of an Option or taxes pursuant to Sections 8.2, 8.3, or 19, no such withheld (or delivered) Shares shall be available for the grant of Awards hereunder.

8.      Exercise of Options.

8.1.             Subject to the terms of the applicable Agreement, an Option may be exercised, in whole or in part, by delivering to the Company a notice of the exercise, in such form as the Committee may prescribe, accompanied by (a) full payment for the Shares with respect to which the Option is exercised or (b) to the extent provided in the applicable Agreement or otherwise authorized by the Committee, irrevocable instructions to a broker to deliver promptly to the Company cash equal to the exercise price of the Option.

8.2.             To the extent provided in the applicable Agreement or otherwise authorized by the Committee, payment may be made by delivery (including constructive delivery) of Shares (provided that such Shares, if acquired pursuant to an Option or other Award granted hereunder or under any other compensation plan maintained by the Company or any Affiliate, have been held by the Participant for such period, if any, as the Committee may specify)valued at Fair Market Value on the Date of Exercise.

8.3.             To the extent provided in the applicable Agreement, an Option may be exercised by directing the Company to withhold from the Shares to be issued upon exercise of the Option (or portion thereof) being exercised a number of Shares having a Fair Market Value not in excess of the aggregate Exercise Price of the Option (or portion thereof being exercised), with payment of the balance of the exercise price, if any, being made pursuant to Section 8.1 and/or Section 8.2.

9.      Restricted Stock Awards.  Each grant of Restricted Stock under the Plan shall be subject to an Agreement specifying the terms and conditions of the Award.  Restricted Stock granted under the Plan shall consist of Shares that are restricted as to transfer, subject to forfeiture, and subject to such other terms and conditions as the Committee may specify.  Such terms and conditions may provide, in the discretion of the Committee, for the lapse of such transfer restrictions or forfeiture provisions to be contingent upon the achievement of one or more specified Performance Goals.

10.    Restricted Stock Unit Awards.  Each grant of Restricted Stock Units under the Plan shall be evidenced by an Agreement that (a) provides for the issuance of Shares (or the cash equivalent thereof) to a Participant at such time(s) as the Committee may specify and (b) contains such other terms and conditions as the Committee may specify, including without limitation, terms that condition the issuance of Restricted Stock Unit Awards upon the achievement of one or more specified Performance Goals.

11.    Performance Awards.  Each Performance Award granted under the Plan shall be evidenced by an Agreement that (a) provides for the payment of cash or issuance of Shares to a Participant contingent upon the attainment of one or more specified Performance Goals over such period as the Committee may specify, and (b) contains such other terms and conditions as the Committee may specify.  .    The Committee may, in its discretion, grant Performance Awards pursuant to which the amount and payment of the Award is determined by reference to a percentage of a bonus or incentive pool that applies to more than one Participant, and the amount of the bonus or incentive pool may, in the discretion of the Committee, be either fixed in amount or determined based upon the achievement of one or more Performance Goals.

12.    Dividends and Dividend Equivalents.  The terms of an Award may provide a Participant with the right, subject to such terms and conditions as the Committee may specify (including without limitation, terms that condition the issuance of grant, vesting or payment of dividends or dividend equivalents upon the achievement of one or more specified Performance Goals), to receive dividend payments or dividend equivalent payments with respect to Shares covered by an Award, which payments may be either made currently or credited to an account established for the Participant, and may be settled in cash or Shares, as determined by the Committee, in each case in accordance with the provisions of Section 4.5 above.

13.    Other Stock-Based Awards.  The Committee may in its discretion grant stock-based awards of a type other than those otherwise provided for in the Plan, including the issuance or offer for sale of unrestricted Shares (“Other Stock-Based Awards”).  Other Stock-Based Awards shall cover such number of Shares and have such terms and conditions as the Committee shall determine, including terms that condition the payment or vesting the Other Stock-Based Award upon the achievement of one or more Performance Goals.

14.    Capital Events and Adjustments; Certain Transactions.

14.1.           In the event of any change in the outstanding Ordinary Shares by reason of any stock dividend, stock split, reverse stock split, spin-off, recapitalization, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Committee shall provide for a substitution for or adjustment in (a) the number and class of securities subject to outstanding Awards or the type of consideration to be received upon the exercise or vesting of outstanding Awards, (b) the Exercise Price of Options and (c) the aggregate number and class of Shares for which Awards thereafter may be granted under the Plan.

14.2.           Any provision of the Plan or any Agreement to the contrary notwithstanding, in the event of (a) a merger or consolidation to which the Company is a party or (b) any sale, disposition or exchange of at least 50% of the Company’s outstanding securities or all or all or substantially all of the Company’s assets, in either case for cash, securities or other consideration (the transactions described in the preceding clauses (a) and (b) each being  a “Transaction”), the Committee shall take such actions, and make such changes and adjustments to outstanding Awards as it may deem equitable, and may, in its discretion, cause any Award granted hereunder (i) to vest in whole or in part, (ii) to be assumed or continued by any successor or acquiring entity, and/or (iii) to be canceled, in whole or in part, in consideration of a payment (or payments), in such form as the Committee may specify, equal to the fair value of the canceled portion of the Award.  The fair value of an Option shall be deemed to be equal to the product of (a) the number of Shares the Option covers (and has not previously been exercised) and (b) the excess, if any, of the Fair Market Value of a Share as of the date of cancellation over the Exercise Price of the Option.  For sake of clarity and notwithstanding anything to the contrary herein, (a) such fair value may be zero if the value of a Share is equal to or less than the Exercise Price and (b) payments in cancellation of an Award in connection with a Transaction may be delayed to the same extent that payment of consideration to holders of Shares in connection with the Transaction is delayed as a result of escrows, earn-outs, holdbacks, or any other contingencies.

14.3.           The Committee need not take the same action under this Section 14 with respect to all Awards or with respect to all Participants and may, in its discretion, take different actions with respect to vested and unvested portions of an Award.  No fractional shares or securities shall be issued pursuant to any adjustment made pursuant to this Section 14, and any fractional shares or securities resulting from any such adjustment shall be eliminated by rounding downward to the next whole share or security, either with or without payment in respect thereof, as determined by the Committee.  All determinations required to be made under this Section 14 shall be made by the Committee in its discretion and shall be final and binding.

15.    Termination or Amendment.  The Board may amend or terminate the Plan in any respect at any time; provided, however, that after the stockholders of the Company have approved the Plan, the Board shall not amend or terminate the Plan without approval of (a) the Company’s stockholders to the extent applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the Ordinary Shares are listed or quoted, if any, requires stockholder approval of the amendment or termination, and (b) each affected Participant if the amendment or termination would adversely affect the Participant’s rights or obligations under any Award granted prior to the date of the amendment or termination.

16.    Modification, Substitution of Awards.

16.1.           Subject to the terms and conditions of the Plan, the Committee may modify the terms of any outstanding Awards; provided, however, that no modification of an Award shall, without the consent of the Participant, alter or impair any of the Participant’s rights or obligations under such Award.

16.2.           Anything contained herein to the contrary notwithstanding, Awards may, at the discretion of the Committee, be granted under the Plan in substitution for stock options and other awards covering capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or an Affiliate.  The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Committee may deem appropriate in order to conform, in whole or part, to the provisions of the awards in substitution for which they are granted.  .

17.    Foreign Employees.  Without amendment of the Plan, the Committee may grant Awards to Eligible Persons who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan.  The Committee may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or any Affiliate operates or has employees.

18.    Stockholder Approval.  The Plan, and any amendments hereto requiring stockholder approval pursuant to Section 15, are subject to approval by vote of the stockholders of the Company at the next annual or special meeting of stockholders following adoption by the Board.  If the adoption of the Plan is not so approved by the Company’s stockholders, any Awards granted under the Plan shall be cancelled and void ab initio immediately following such next annual or special meeting of stockholders.

19.    Tax Consequences.

19.1.           Any tax consequences (including, without limitation, social security taxes and health taxes, if applicable) arising from the grant, exercise or vesting of any Award, from the payment for Shares covered thereby, or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Eligible Person), hereunder, shall be borne solely by the Eligible Person. The Company and/or its Affiliates, and/or the Trustee shall be entitled to withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Eligible Person shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Eligible Person. The Company or any of its Affiliates or the Trustee may make such provisions and take such steps as they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Awards granted under the Plan or the exercise or vesting or sale thereof, including, but not limited to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to an  Eligible Person, and/or (ii) requiring an Eligible Person to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares, and/or (iii) by causing the exercise of an Award and/or the sale of Shares held by or on behalf of an Eligible Person to cover such liability, up to the amount required to satisfy minimum statuary withholding requirements. In addition, the Eligible Person will be required to pay any amount which exceeds the tax to be withheld and remitted to the tax authorities, pursuant to applicable tax laws, regulations and rules.

19.2.           With respect to Non-Trustee Grants, if the Eligible 102 Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate to the satisfaction of the Company, a security or guarantee for the payment of tax due at the time of sale of a Share, all in accordance with the provisions of Section 102 of the ITO and the Section 102 Rules.

19.3.           With respect to 102 Trustee Grants, if at the Date of Grant the Company’s shares (or Options) are listed on any established stock exchange or a national market system or if the Company’s shares (or option) will be registered for trading within ninety (90) days following the Date of Grant, the fair market value for Israeli tax purposes and classification of income as capital gain, ordinary income, or any combination thereof shall be determined pursuant to Section 102 (b)(3) of the Ordinance.

20.    Term of Plan.  Unless sooner terminated by the Board pursuant to Section 15 the Plan shall terminate on the date that is ten years after the earlier of the date that the Plan is adopted by the Board or approved by the Company’s stockholders, and no Awards may be granted or awarded after such date.  The termination of the Plan shall not affect the validity of any Award outstanding on the date of termination.

21.    Indemnification of Committee.  In addition to such other rights of indemnification as they may have as members of the Board or Committee, subject to applicable law, the Company shall indemnify members of the Committee against all reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company.

22.    General Provisions.

22.1.           The establishment of the Plan shall not confer upon any Eligible Person any legal or equitable right against the Company, any Affiliate or the Committee, except as expressly provided in the Plan.  Participation in the Plan shall not give an Eligible Person any right to be retained in the service of the Company or any Affiliate.

22.2.           Neither the adoption of the Plan nor its submission to the Company’s stockholders shall be taken to impose any limitations on the powers of the Company or its Affiliates to issue, grant or assume options, warrants, rights, restricted stock or other awards otherwise than under the Plan, or to adopt other stock option, restricted stock, or other plans, or to impose any requirement of stockholder approval upon the same.

22.3.           The interests of any Eligible Person under the Plan and/or any Award granted hereunder are not subject to the claims of creditors and may not, in any way, be transferred, assigned, alienated or encumbered except to the extent provided in an Agreement.

22.4.           The Plan shall be governed, construed and administered in accordance with the laws of the State of Israel, without giving effect to the conflict of law principles.

22.5.           The Committee may require each person acquiring Shares pursuant to Awards granted hereunder to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof.  The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.  All certificates for Shares issued pursuant to the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or interdealer quotation system upon which the Ordinary Shares are then quoted, and any applicable federal or state securities laws.  The Committee may place a legend or legends on any such certificates to make appropriate reference to such restrictions.

22.6.           The Company shall not be required to issue any certificate or certificates for Shares with respect to Awards granted under the Plan, or record any person as a holder of record of such Shares, without obtaining, to the complete satisfaction of the Committee, the approval of all regulatory bodies the Committee deems necessary, and without complying to the Board’s or Committee’s complete satisfaction, with all rules and regulations under federal, state or local law the Committee deems applicable.

22.7.           To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange or automated dealer quotation system on which the Shares are traded.    No fractional Shares shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of any fractional Shares or whether any fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

22.8.           Notwithstanding any other provision of the Plan or any Agreement to the contrary, all Awards and all stock issued, or payments made, under Awards are subject to any compensation clawback or recoupment policy as may be adopted by the Company from time to time to the extent, and subject to such terms and conditions, as may be provided by any such policy.

22.9.           The Required Holding Period is in addition to the  vesting period with respect to Options, as designated in the Agreement. The Required Holding Period and vesting period may run concurrently, but neither is a substitution for the other, and each are independent terms and conditions for granted Options.

22.10.         All grants pursuant to this Plan shall be subject to compliance with the Israeli Securities Law, 1968 and the rules and regulations promulgated thereunder.

Appendix C

SYNERON MEDICAL, LTD
2014 U.S. STOCK INCENTIVE PLAN

1.             Definitions. In the Plan, except where the context otherwise indicates, the following definitions shall apply:

1.1.           “Affiliate” means a corporation, partnership, business trust, limited liability company, or other form of business organization at least a majority of the total combined voting power of all classes of stock or other equity interests of which is owned by the Company, either directly or indirectly, and any other entity, designated by the Committee, in which the Company has a significant interest.

1.2.           “Agreement” means an agreement or other document evidencing an Award. An Agreement may be in written or such other form as the Committee may specify in its discretion, and the Committee may, but need not, require a Participant to sign an Agreement.

1.3.           “Award” means a grant of an Option, Restricted Stock, Restricted Stock Unit, a Performance Award or an Other Stock-Based Award.

1.4.           “Board” means the Board of Directors of the Company.

1.5.           “Code” means the Internal Revenue Code of 1986, as amended.

1.6.           “Committee” means the Compensation Committee of the Board or such other committee(s), subcommittee(s) or person(s) the Board or an authorized Committee of the Board appoints to administer the Plan or to make and/or administer specific Awards hereunder.  For purposes of Code Section 162(m) Awards, the Committee shall be comprised solely of two or more outside directors, as defined in Code Section 162(m) and Treasury regulations thereunder.  However, other than for purposes of the Code Section 162(m) deduction, the fact that a Committee member shall fail to qualify under any of the Code Section 162(m) requirements shall not invalidate any Award, if the Award is otherwise validly made under the Plan. If no Committee appointments arein effect at any time, “Committee” shall mean the Board. Notwithstanding the foregoing, “Committee” means the Board for purposes of granting Awards to members of the Board who are not Employees, and administering the Plan with respect to those Awards, unless the Board determines otherwise.

1.7.           “Company” means Syneron Medical Ltd., and any successor thereto.

1.8.           “Date of Exercise” means the date on which the Company receives notice of the exercise of an Option in accordance with Section 7.1.

1.9.           “Date of Grant” means the date on which an Award is granted under the Plan.

1.10           “Eligible Person” means any person who is (a) an Employee, (b) a member of the Board or the board of directors of an Affiliate, or (c) a consultant, or independent contractor to the Company or an Affiliate.

1.11.         “Employee” means any person who the Committee determines to be an employee of the Company or an Affiliate.

1.12.         “Exercise Price” means the price per Share at which an Option may be exercised.

1.13.         “Fair Market Value” means, as of any date on which the Shares are listed or quoted on a securities exchange or quotation system, and except as otherwise determined by the Committee, the closing sale price of a Share as reported on such securities exchange or quotation system as of the relevant date, and if the Shares are not listed or quoted on a securities exchange or quotation system, then an amount equal to the then fair market value of a Share as determined by the Committee pursuant to a reasonable method adopted in good faith for such purpose; provided, however, that in the case of the grant of an Option Award, Fair Market Value shall be determined pursuant to a method permitted by Section 409A of the Code for determining the fair market value of stock subject to an Option.

1.14.         “Incentive Stock Option” means an Option that the Committee designates as an incentive stock option under Section 422 of the Code.

1.15.         “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

1.16.         “Option” means an option to purchase Shares granted pursuant to Section 6.

1.17.         “Option Period” means the period during which an Option may be exercised.

1.18.         “Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.01 per share.

1.19.         “Other Stock-Based Award” means an Award granted pursuant to Section 12.

1.20.         “Participant” means an Eligible Person who has been granted an Award hereunder.

1.21.         “Performance Award” means a performance award granted pursuant to Section 10.

1.22.         “Performance Goals” means performance goals established by the Committee which may be based on earnings or earnings growth, sales, revenues, expenses (including plant costs and sales and general administrative expenses), return on assets, cash flow, total shareholder return, equity or investment, regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, implementation or completion of one or more projects or transactions (including mergers, acquisitions, dispositions, and restructurings), working capital, or any other objective goals the Committee establishes, and which may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Performance Goals may be particular to an Eligible Person or the department, branch, Affiliate, or division in which the Eligible Person works, or may be based on the performance of the Company, one or more Affiliates, or the Company and one or more Affiliates, and may cover such period as may be specified by the Committee.

1.23.         Plan” means this Syneron Medical, Ltd. 2014 Stock Incentive Plan, as amended from time to time.

1.24.         “Restricted Stock” means Shares granted pursuant to Section 8.

1.25.         “Restricted Stock Units” means an Award providing for the contingent grant of Shares (or the cash equivalent thereof) pursuant to Section 9.

1.26.         “Section 422 Employee” means an Employee who is employed by the Company or a “parent corporation” or “subsidiary corporation” (each as defined in Sections 424(e) and (f) of the Code) with respect to the Company, including a “parent corporation” or “subsidiary corporation” that becomes such after adoption of the Plan.

1.27.         “Share” means an Ordinary Share.

1.28.         “Ten-Percent Stockholder” means a Section 422 Employee who (applying the rules of Section 424(d) of the Code) owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a “parent corporation” or “subsidiary corporation” (each as defined in Sections 424(e) and (f) of the Code) with respect to the Company.

Unless the context expressly requires the contrary, references in the Plan to (a) the term “Section” refers to the sections of the Plan, and (b) the word “including” means “including (without limitation).”

2.             Purpose.  The Plan is intended to assist the Company and its Affiliates in attracting and retaining Eligible Persons of outstanding ability and to promote the alignment of their interests with those of the stockholders of the Company and the stockholders of its Affiliates.

3.             Administration. The Committee shall administer the Plan and shall have plenary authority, in its discretion, to grant Awards to Eligible Persons, subject to the provisions of the Plan. The Committee shall have plenary authority and discretion, subject to the provisions of the Plan, to determine the Eligible Persons to whom it grants Awards, the terms (which terms need not be identical) of all Awards, including without limitation, the Exercise Price of Options, the time or times at which Awards are granted, the number of Shares covered by Awards, whether an Option shall be an Incentive Stock Option or a Nonqualified Stock Option, any exceptions to nontransferability, any Performance Goals applicable to Awards, any provisions relating to vesting, and the periods during which Options may be exercised and Restricted Stock shall be subject to restrictions. In making these determinations, the Committee may take into account the nature of the services rendered or to be rendered by Award recipients, their present and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Committee shall have plenary authority and discretion to interpret the Plan and Agreements, prescribe, amend and rescind rules and regulations relating to them, and make all other determinations deemed necessary or advisable for the administration of the Plan and Awards granted hereunder. The determinations of the Committee on the matters referred to in this Section 3 shall be binding and final. The Committee may delegate its authority under this Section 3 and the terms of the Plan to such extent it deems desirable and is consistent with the requirements of applicable law.

4.             Eligibility. Awards may be granted only to Eligible Persons, provided that Incentive Stock Options may be granted only to Eligible Persons who are Section 422 Employees.

5.             Stock Subject to Plan.

5.1.           Subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued pursuant to Awards (including Incentive Stock Options) under the Plan is two million (2,000,000) Shares; provided, however, that this number shall be reduced by the number of Shares subject to awards under the Syneron Medical, Ltd. 2014 Israeli Stock Plan (the “Israeli Plan”) such that, in no event, shall more than 2,000,000 Shares be issued under the Plan and the Israeli Plan in the aggregate.  Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been, or may be, reacquired by the Company in the open market, in private transactions, or otherwise.

5.2.           If an Option expires or terminates for any reason without having been fully exercised, if shares of Restricted Stock are forfeited, or if Shares covered by an Award are not issued or are forfeited, the unissued or forfeited Shares that had been subject to the Award shall be available for the grant of additional Awards; provided, however, that in the case of Shares that are withheld (or delivered) to pay the Exercise Price of an Option or withholding taxes pursuant to Sections 7.2, 7.3, or 19, no such withheld (or delivered) Shares shall be available for the grant of Awards hereunder.

5.3.           Subject to adjustment as provided in Section 14,  and the Award limit for Options set forth in Section 6 below, the maximum number of aggregate Shares with respect to which an Employee may be granted Awards under the Plan (whether settled in Shares or the cash equivalent thereof) during any calendar year is 250,000.

6.             Options.

6.1.           Options granted under the Plan shall be either Incentive Stock Options or Nonqualified Stock Options, as designated by the Committee. Each Option granted under the Plan shall be identified as either a Nonqualified Stock Option or an Incentive Stock Option, and each Option shall be evidenced by an Agreement that specifies the terms and conditions of the Option. Options shall be subject to the terms and conditions set forth in this Section 6, the Agreement, and such other terms and conditions not inconsistent with the Plan as the Committee may specify. The Committee, in its discretion, may condition the grant or vesting of an Option upon the achievement of one or more specified Performance Goals to be set forth in the applicable Agreement.  Unless otherwise provided in an Option Agreement, Options are intended to satisfy the requirements of the exemption for performance-based compensation from the deductibility limitation in Code Section 162(m), to the extent applicable, and, to the extent intended to satisfy such exemption, Option Awards are subject to the limit set forth below but are not otherwise considered Code Section 162(m) Awards subject to Section 13.  Dividend Equivalents shall not be paid an Option Awards.  Subject to adjustment in Section 14, the maximum number of Option Shares that an Employee may be granted in any calendar year shall not exceed 250,000  Shares.

6.2.           The Exercise Price of an Option granted under the Plan shall not be less than 100% of the Fair Market Value of a Share on the Date of Grant. Notwithstanding the foregoing, in the case of an Incentive Stock Option granted to an Employee who, on the Date of Grant is a Ten-Percent Shareholder, the Exercise Price shall not be less than 110% of the Fair Market Value of a Share on the Date of Grant.

6.3.           The aggregate Fair Market Value of the underlying Shares (determined at the Date of Grant) as to which Incentive Stock Options granted under the Plan (including a plan of any subsidiary corporations) may first be exercised by a Section 422 Employee in any one calendar year shall not exceed $100,000.  To the extent that an Option intended to constitute an Incentive Stock Option violates the foregoing $100,000 limitation (or any other limitation set forth in Code Section 422), the portion of the Option that exceeds the $100,000 limitation (or violates any other Code Section 422 limitation) shall be deemed to constitute a Nonqualified Stock Option.

6.4.           The Committee shall determine the Option Period for an Option, which shall be specifically set forth in the Agreement, provided that an Option shall not be exercisable after ten years (five years in the case of an Incentive Stock Option granted to an Employee who on the Date of Grant is a Ten-Percent Stockholder) from its Date of Grant.  Provided further, unless designated otherwise in an Agreement, an Incentive Stock Option shall be subject to the following limitations:

 6.4.1           If, prior to the date when an Incentive Stock Option first becomes vested, a Participant’s employment is terminated for any reason other than the Participant’s death, the Participant’s right to exercise the Option shall terminate and all rights thereunder shall cease.  If, prior to the date when an Option first becomes vested, a Participant’s employment is terminated due to the Participant’s death, the Option may be exercised to the extent provided in Section 6.4.3 below.

                 6.4.2           If, on or after the date when an Incentive Stock Option first becomes vested, a Participant’s employment is terminated for any reason other than (a) for cause or (b) for the Participant’s death or Disability, the Participant shall have the right, within the earlier of (a) the expiration of the Option, and (b) three (3) months after termination of employment to exercise the Option to the extent that it was exercisable and unexercised on the date of the Participant’s termination of services, subject to any other limitation on the exercise of the Option in effect on the date of exercise.

                 6.4.3           If, on or after the date when an Incentive Stock Option first becomes vested, a Participant’s employment is terminated due to the Participant’s death while the Option is still exercisable, the person or persons to whom the Option shall have been transferred by will or the laws of descent and distribution shall have the right within the exercise period specified in the Participant’s Agreement to exercise the Option to the extent that it was unexercised on the Participant’s date of death, subject to any other limitation on exercise in effect on the date of exercise.  The beneficial tax treatment of an Incentive Stock Option may be forfeited if the Option is exercised more than one (1) year after a Participant’s date of death.

                 6.4.4           If, on or after the date when an Option first becomes vested, a Participant’s employment is terminated due to the Participant’s Disability, the Participant shall have the right, within the exercise period specified in the Participant’s Agreement, to exercise the Option to the extent that it was exercisable and unexercised on the date of the Participant’s termination of employment due to Disability, subject to any other limitation on the exercise of the Option in effect on the date of exercise.  If the Participant dies after termination of employment while the Option is still exercisable, the Option shall be exercisable in accordance with the terms of Section 6.4.3 above.

For the avoidance of doubt, the Committee, at the time of a Participant’s termination of employment or services, may accelerate a Participant’s right to exercise an Option or, subject to Code Sections 409A and 422, may extend the term of the Option.

7.             Exercise of Options.

7.1.           Subject to the terms of the applicable Agreement, an Option may be exercised, in whole or in part, by delivering to the Company a notice of the exercise, in such form as required by the applicable Agreement or as the Committee may otherwise prescribe, accompanied by (a) full payment for the Shares with respect to which the Option is exercised or (b) to the extent provided in the applicable Agreement or otherwise authorized by the Committee, irrevocable instructions to a broker to deliver promptly to the Company cash equal to the exercise price of the Option.

7.2.           To the extent provided in the applicable Agreement or otherwise authorized by the Committee, payment may be made by delivery (including constructive delivery) of Shares (provided that such Shares, if acquired pursuant to an Option or other Award granted hereunder or under any other compensation plan maintained by the Company or any Affiliate, have been held by the Participant for such period, if any, as the Committee may specify) valued at Fair Market Value on the Date of Exercise.

7.3.           To the extent provided in the applicable Agreement, an Option may be exercised by directing the Company to withhold from the Shares to be issued upon exercise of the Option (or portion thereof) being exercised a number of Shares having a Fair Market Value not in excess of the aggregate Exercise Price of the Option (or portion thereof being exercised), with payment of the balance of the exercise price, if any, being made pursuant to Section 7.1 and/or Section 7.2.

8.             Restricted Stock Awards. Each grant of Restricted Stock under the Plan shall be subject to an Agreement specifying the terms and conditions of the Award. Restricted Stock granted under the Plan shall consist of Shares that are restricted as to transfer, subject to forfeiture and/or repurchase, and subject to such other terms and conditions as the Committee may specify. Such terms and conditions may provide, in the discretion of the Committee, for the lapse of such transfer restrictions or forfeiture provisions to be contingent upon the achievement of one or more specified Performance Goals.

9.             Restricted Stock Unit Awards. Each grant of Restricted Stock Units under the Plan shall be evidenced by an Agreement that (a) provides for the issuance of Shares (or the cash equivalent thereof) to a Participant at such time(s) as the Committee may specify and (b) contains such other terms and conditions as the Committee may specify, including without limitation, terms that condition the issuance of Restricted Stock Unit Awards upon the achievement of one or more specified Performance Goals.

10.           Performance Awards. Each Performance Award granted under the Plan shall be evidenced by an Agreement that (a) provides for the timing and payment of cash or issuance of Shares to a Participant contingent upon the attainment of one or more specified Performance Goals over such period as the Committee may specify, and (b) contains such other terms and conditions as the Committee may specify. If the terms of a Performance Award provide for payment in the form of Shares, for purposes of Section 5.3, the Performance Award shall be deemed to cover a number of Shares equal to the maximum number of Shares that may be issued upon payment of the Award.  The Committee may, in its discretion, grant Performance Awards pursuant to which the amount and payment of the Award is determined by reference to a percentage of a bonus or incentive pool that applies to more than one Participant, and the amount of the bonus or incentive pool may, in the discretion of the Committee, be either fixed in amount or determined based upon the achievement of one or more Performance Goals.

11.           Dividends and Dividend Equivalents. The terms of an Award (other than an Option grant), may provide a Participant with the right, subject to such terms and conditions as the Committee may specify (including without limitation, terms that condition the issuance of grant, vesting or payment of dividends or dividend equivalents upon the achievement of one or more specified Performance Goals), to receive dividend payments or dividend equivalent payments with respect to Shares covered by an Award, which payments may be either made currently or credited to an account established for the Participant, and may be settled in cash or Shares, as determined by the Committee.

12.           Other Stock-Based Awards. The Committee may in its discretion grant stock-based awards of a type other than those otherwise provided for in the Plan, including the issuance or offer for sale of unrestricted Shares (“Other Stock-Based Awards”). Other Stock-Based Awards shall cover such number of Shares and have such terms and conditions as the Committee shall determine, including terms that condition the payment or vesting the Other Stock-Based Award upon the achievement of one or more Performance Goals.

            13.           Code Section 162(m) Awards

                13.1          Awards Granted Under Code Section 162(m).  The Committee, at its discretion, may designate that a Restricted Stock, Restricted Stock Unit, Performance Award, or Other Stock-Based Award shall be granted as a Code Section 162(m) Award.  Such an Award must comply with the following additional requirements, which shall control over any other provision herein that pertains to such Award.

                13.2          Each Code Section 162(m) Award shall be based upon the attainment of specified levels of pre-established, objective Performance Goals that are intended to satisfy the performance based compensation exemption requirements of Code Section 162(m) and the regulations promulgated thereunder.  Further, at the discretion of the Committee, an Award also may be subject to goals and restrictions in addition to the Performance Goals.

                13.3          For each Code Section 162(m) Award, the Committee shall (a) select the Participant who shall be eligible to receive a Code Section 162(m) Award, (b) determine the applicable performance period, (c) determine the target levels of the Company or subsidiary Performance Goals, and (d) determine the number of Shares or cash or other property (or combination thereof) subject to an Award to be paid to each selected Participant.  The Committee shall make the foregoing determinations prior to the commencement of services to which an Award relates (or within the permissible time period established under Code Section 162(m)) and while the outcome of the performance goals and targets is uncertain.

                13.4          After each performance period, the Committee shall certify in writing (which may include the written minutes for any meeting of the Committee):  (a) if the Company has attained the performance targets, and (b) the number of Shares pursuant to the Award that are to become freely transferable, if applicable, or the cash or other property payable under the Award.  The Committee shall have no discretion to waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment of an Award except in the case of the death or Disability of a Participant.

                13.5         Notwithstanding the foregoing, the Committee may, in its discretion, reduce any Award based on such factors as may be determined by the Committee, including, without limitation, a determination by the Committee that such a reduction is appropriate in light of pay practices of competitors, or the performance of the Company, a subsidiary or a Participant relative to the performance of competitors, or performance with respect to the Company’s strategic business goals.

                13.6          Subject to adjustment as provided in Section 14, with respect to Awards intended to be Code Section 162(m) Awards, no Employee Participant in any one fiscal year of the Company may be granted (a) Restricted Stock or Restricted Stock Units that are denominated in Shares with respect to more than 50,000 Shares or (b) Performance and Other Stock-based Awards that are denominated in Shares with respect to more than 50,000 Shares.  The maximum dollar value payable to any Employee Participant in any one fiscal year of the Company with respect to Restricted Stock Units, Performance Awards or Other Stock-based Awards that may be settled in cash or other property (other than Shares) is two hundred and fifty thousand dollars ($250,000).  If a 162(m) Award is cancelled, the cancelled Award shall continue to be counted towards the applicable limitations.

14.           Capital Events and Adjustments; Certain Transactions.

14.1.         In the event of any change in the outstanding Ordinary Shares by reason of any stock dividend, stock split, reverse stock split, spin-off, recapitalization, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Committee shall provide for a substitution for or adjustment in (a) the number and class of securities subject to outstanding Awards or the type of consideration to be received upon the exercise or vesting of outstanding Awards, (b) the Exercise Price of Options, (c) the aggregate number and class of Shares for which Awards thereafter may be granted under the Plan and (d) the maximum number of Shares with respect to which an Employee may be granted Awards during the period specified in Section 5.3.

14.2.         Any provision of the Plan or any Agreement to the contrary notwithstanding, in the event of (a) a merger or consolidation to which the Company is a party or (b) any sale, disposition or exchange of at least 50% of the Company’s outstanding securities or all or all or substantially all of the Company’s assets, in either case for cash, securities or other consideration (the transactions described in the preceding clauses (a) and (b) each being a “Transaction”), the Committee shall take such actions, and make such changes and adjustments to outstanding Awards as it may deem equitable, and may, in its discretion, cause any Award granted hereunder (i) to vest in whole or in part, (ii) to be assumed or continued by any successor or acquiring entity, and/or (iii) to be canceled, in whole or in part, in consideration of a payment (or payments), in such form as the Committee may specify, equal to the fair value of the canceled portion of the Award. The fair value of an Option shall be deemed to be equal to the product of (a) the number of Shares the Option covers (and has not previously been exercised) and (b) the excess, if any, of the Fair Market Value of a Share as of the date of cancellation over the Exercise Price of the Option. For sake of clarity and notwithstanding anything to the contrary herein, (a) such fair value may be zero if the value of a Share is equal to or less than the Exercise Price and (b) payments in cancellation of an Award in connection with a Transaction may be delayed to the same extent that payment of consideration to holders of Shares in connection with the Transaction is delayed as a result of escrows, earn-outs, holdbacks, or any other contingencies, provided that any Award subject to Code Section 409A satisfies the Code Section 409A requirements.

14.3.         The Committee need not take the same action under this Section 14 with respect to all Awards or with respect to all Participants and may, in its discretion, take different actions with respect to vested and unvested portions of an Award. No fractional shares or securities shall be issued pursuant to any adjustment made pursuant to this Section 14, and any fractional shares or securities resulting from any such adjustment shall be eliminated by rounding downward to the next whole share or security, either with or without payment in respect thereof, as determined by the Committee. All determinations required to be made under this Section 14 shall be made by the Committee in its discretion and shall be final and binding.

15.           Termination or Amendment. The Board may amend or terminate the Plan in any respect at any time; provided, however, that after the stockholders of the Company have approved the Plan, the Board shall not amend or terminate the Plan without approval of (a) the Company’s stockholders to the extent applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the Ordinary Shares are listed or quoted, if any, requires stockholder approval of the amendment or termination, and (b) each affected Participant if the amendment or termination would adversely affect the Participant’s rights or obligations under any Award granted prior to the date of the amendment or termination, unless the amendment is to bring the Plan and/or an Award into compliance with the requirements of Code Section 409A or to qualify for an exemption under Code Section 409A.  The Board also may not amend the Plan without stockholder approval to (i) materially increase benefits accruing to Participants; (ii) increase the number of Shares for which Awards may be made under the Plan, except as permitted under Sections 5 and 14.

16.           Modification, Substitution of Awards.

16.1.         Subject to the terms and conditions of the Plan, the Committee may modify the terms of any outstanding Awards; provided, however, that (a) no modification of an Award shall, without the consent of the Participant, alter or impair any of the Participant’s rights or obligations under such Award, unless to bring the Award into compliance with the requirements of Code Section 409A or to qualify for an exemption under Code Section 409A, and (b) subject to Section 14, in no event may (i) an Option be modified to reduce the Exercise Price of the Option or (ii) an Option be cancelled or surrendered in consideration for the grant of a new Option with a lower Exercise Price.

16.2.         Anything contained herein to the contrary notwithstanding, Awards may, at the discretion of the Committee, be granted under the Plan in substitution for stock options and other awards covering capital stock of another corporation which is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or an Affiliate. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Committee may deem appropriate in order to conform, in whole or part, to the provisions of the awards in substitution for which they are granted. Such substitute Awards shall not be counted toward the Share limit imposed by Section 5.3, except to the extent the Committee determines that counting such Awards is required in order for Awards granted hereunder to be eligible to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code.

17.           Foreign Employees. Without amendment of the Plan, the Committee may grant Awards to Eligible Persons who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan. The Committee may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or any Affiliate operates or has employees.

18.           Stockholder Approval. The Plan, and any amendments hereto requiring stockholder approval pursuant to Section 15, are subject to approval by vote of the stockholders of the Company at the next annual or special meeting of stockholders following adoption by the Board and within twelve (12) months following adoption by the Board.  If the adoption of the Plan is not so approved by the Company’s stockholders within the required twelve-month period, any Awards granted under the Plan shall be cancelled and void ab initio immediately following such next annual or special meeting of stockholders.

19.           Withholding. The Company’s obligation to issue or deliver Shares or pay any amount pursuant to the terms of any Award granted hereunder shall be subject to satisfaction of applicable federal, state, local, and foreign tax withholding requirements. To the extent provided in the applicable Agreement, and in accordance with such rules as the Committee may prescribe, a Participant may satisfy any withholding tax requirements by one or any combination of the following means: (a) tendering a cash payment, (b) authorizing the Company to withhold Shares otherwise issuable to the Participant, or (c) delivering to the Company already-owned and unencumbered Shares.

20.           Term of Plan. Unless sooner terminated by the Board pursuant to Section 15, the Plan shall terminate on the date that is ten (10) years after the earlier of the date that the Plan is adopted by the Board or approved by the Company’s stockholders, and no Awards may be granted or awarded after such date. The termination of the Plan shall not affect the validity of any Award outstanding on the date of termination.

21.           Indemnification of Committee. In addition to such other rights of indemnification as they may have as members of the Board or Committee, the Company shall indemnify members of the Committee to the extent allowed by applicable law, against all reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company.

22.           Compliance with Sections 409A and  457A of the Code.

22.1          The Company intends that any Awards be structured in compliance with, or to satisfy an exemption from, Section 409A, such that there are no adverse tax consequences, interest, or penalties as a result of the Awards.  Notwithstanding the Company’s intention, in the event any Award is subject to Section 409A, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt the Plan and/or any Award from the application of Section 409A, (ii) preserve the intended tax treatment of any such Award, or (iii) comply with the requirements of Section 409A, including without limitation any such regulations guidance, compliance programs and other interpretative authority that may be issued after the date of grant of an Award, in each case subject to Board Approval.

22.2          Notwithstanding anything in the Plan to the contrary, all or part of an Award payment to a Participant who is deemed to be a Code Section 409A “Specified Employee” at the time of separation from service, shall be delayed (if then required) under Code Section 409A, until the first day of the seventh month following the Participant’s separation from service, or the date of the Participant’s death, if earlier.  Payments that are delayed shall be aggregated and paid in a lump sum on the first day of the Participant’s separation from service (or death, as applicable).  For purposes of this Section, each installment of payments provided herein is intended to be treated as a separate payment , and the terms “employment termination” and “termination of employment” and terms of like kind are intended to constitute “separation from service” as defined under Code Section 409A.

22.3          Although not the intention of the Company, it is possible that Awards under the Plan could be taxed when no longer subject to a substantial risk of forfeiture under Code Section 457A, and the Committee is authorized to adopt policies and procedures, or take such other actions as it deems reasonable and necessary to avoid or minimize potential additional taxes and/or interest as may be imposed by Code Section 457A.  Notwithstanding the foregoing, in no event shall the Company or any Affiliate be responsible for any tax or penalty owed by a Participant or a Participant’s beneficiary with regard to payments and benefits provided herein, including, but not limited to, any tax under Code Sections 409A and 457A.

23.           General Provisions.

23.1.         The establishment of the Plan shall not confer upon any Eligible Person any legal or equitable right against the Company, any Affiliate or the Committee, except as expressly provided in the Plan or the applicable Agreement. Participation in the Plan shall not give an Eligible Person any right to be retained in the service of the Company or any Affiliate.

23.2.         Neither the adoption of the Plan nor its submission to the Company’s stockholders shall be taken to impose any limitations on the powers of the Company or its Affiliates to issue, grant or assume options, warrants, rights, restricted stock or other awards otherwise than under the Plan, or to adopt other stock option, restricted stock, or other plans, or to impose any requirement of stockholder approval upon the same.

23.3.         The interests of any Eligible Person under the Plan and/or any Award granted hereunder are not subject to the claims of creditors and may not, in any way, be transferred, assigned, alienated or encumbered except to the extent provided in an Agreement.

23.4.         The Plan shall be governed, construed and administered in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles.

23.5.         The Committee may require each person acquiring Shares pursuant to Awards granted hereunder to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Shares issued pursuant to the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or interdealer quotation system upon which the Ordinary Shares are then quoted, and any applicable federal or state securities laws. The Committee may place a legend or legends on any such certificates to make appropriate reference to such restrictions.

23.6.         The Company shall not be required to issue any certificate or certificates for Shares with respect to Awards granted under the Plan, or record any person as a holder of record of such Shares, without obtaining, to the complete satisfaction of the Committee, the approval of all regulatory bodies the Committee deems necessary, and without complying to the Board’s or Committee’s complete satisfaction, with all rules and regulations under federal, state or local law the Committee deems applicable.

23.7.         To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange or automated dealer quotation system on which the Shares are traded. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of any fractional Shares or whether any fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. Hugo Goldman, Ms. Rotem Perelman-Farhi, and Ms. Terry Gerstner, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 10, 2014, at the Annual General Meeting of Shareholders to be held on July 15, 2014 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SYNERON MEDICAL LTD.
July 15, 2014
GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment. PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CANNOT BE VOTED.	1.
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the 2014 fiscal year and for an additional period until the next Annual General Meeting.
			☐	☐	☐

2.
To re-elect Dr. Shimon Eckhouse as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected.
			☐	☐	☐

	3.	To approve the 2014 Israeli Stock Incentive Plan.	☐	☐	☐

	4.	To approve the 2014 U.S. Stock Incentive Plan.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.